UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA & CO HOLDING S.A.

CNPJ/MF 32.785.497/0001-97	A Publicly Held Company	NIRE 35.3.0053158-2

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 12, 2024

I.	Date, Time and Place: On July 12, 2024, at 9:00 a.m., Brasília time, in the headquarter of Natura & Co Holding S.A. (“Company”).

II.	Call Notice: Waived due to the attendance, through conference call, of all members of the Board of Directors, under § 3, article 15 of the Company’s Bylaws.

III.	Quorum: All members of the Company's Board of Directors were present, namely: Guilherme Peirão Leal, chairman of the meeting and Co-chairman of the Board of Directors; Antonio Luiz da Cunha Seabra, Co-President of the Board of Directors; Pedro Luiz Barreiros Passos, Co-President of the Board of Directors; Fábio Colletti Barbosa, Director; Gilberto Mifano, Independent Director; Carla Schmitzberger, Independent Director; Bruno de Araújo Lima Rocha, Independent Director; Maria Eduarda Mascarenhas Kertész, Independent Director. Also present was Mr. Moacir Salzstein, Secretary of the meeting.

IV.	Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.	Agenda: Decide on: Appointment of Ms. Carla Schmitzberger as a member of the Audit, Risk Management and Finance Committee ("Committee"), pursuant to articles 16, § 5, and 25 of the Company's Bylaws.

VI.	Resolutions: After the discussions related to the subject on the agenda, the Company's Board of Directors unanimously approved, without any reservations, under the terms of articles 16, paragraph 5, and 25 of the Company's Bylaws, the appointment of Carla Schmitzberger, Brazilian, single, engineer, bearer of identity card RG nº 03. 667.280.967-87, with a business address in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, as a member of the Audit, Risk Management and Finance Committee.

This appointment re-establishes the composition of the Committee, in accordance with the provisions of the Company's Bylaws.

The Audit, Risk Management and Finance Committee is now composed as follows: as Chairman, Gilberto Mifano and, as members without specific designation, Eduardo Rogatto Luque and Carla Schmitzberger.

VII.	Adjournment: The President thanked everyone for their presence and concluded the work, suspending the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved and signed by the board and those present.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, July 12, 2024.

________________________
Moacir Salzstein

Presiding Board's Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: July 16, 2024